Exhibit 4.2

XL Capital Ltd
Extract of the Minutes of a Meeting of
a Committee of the Board of Directors pursuant to Article 75 of the Company’s Articles of Association held on March 12, 2007

1. Background

At a meeting held on February 23, 2007 the Board of Directors (the “Board of Directors”) of XL Capital Ltd (the “Company”) (i) resolved that the Company issue and sell (the “Issuance”), on or before July 1, 2007, in an underwritten public offering, one or more series of non-cumulative Preference Ordinary Shares, par value $0.01 per share (the “Preference Ordinary Shares”), upon the terms approved by a Committee (the “Committee”) appointed pursuant to Article 75 of the Company’s Articles of Association comprising the Attorneys (as defined below) on behalf of the Board of Directors, (ii) resolved that the Company execute and deliver a replacement capital covenant for the benefit of persons holding certain series of the Company’s long-term indebtedness prohibiting the Company from redeeming or repurchasing such Preference Ordinary Shares other than in accordance with such replacement capital covenant (the “Replacement Capital Covenant”) in the form presented at such meeting with such changes thereto as approved by the Committee comprised of the Attorneys on behalf of the Board of Directors and (iii) resolved that the Company issue a power of attorney in favor of the members of the Committee being Brian M. O’Hara, President and Chief Executive Officer of the Company, Michael P. Esposito, Chairman of the Board of Directors of the Company, and Herbert Haag, a director of the Company (the “Power of Attorney”), appointing each such individual as the attorney-in-fact (each an “Attorney” and together the “Attorneys”) of the Company, among other things, (a) to determine the amount of and the rights and preferences as to one or more series of Preference Ordinary Shares and (b) to agree, in connection with the Issuance, to the terms and conditions of and execute under hand or seal (as appropriate) each of the Replacement Capital Covenant, an underwriting agreement by and among the Company and the representatives of the several underwriters named therein (the “Underwriting Agreement”), and any other documents, agreements, contracts, instruments and certificates to which the Company is a party or is affected, considered by any such Attorney to be necessary, desirable or advisable to complete the transactions in connection with the Issuance.

It was stated that the purpose of the meeting (the “Meeting”) was for the Committee, on behalf of the Board of Directors, to consider approving (i) the issuance of the Fixed/Floating Series E Perpetual Non-Cumulative Preference Ordinary Shares, liquidation preference US$1,000 per share (the “Series E Preference Ordinary Shares”), which may be issued pursuant to the Underwriting Agreement between the Company and J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein, (ii) the execution and delivery of the Replacement Capital Covenant, (iii) the execution and delivery of the Underwriting Agreement and (iv) such other matters as they deem necessary, desirable or advisable to complete the transactions in connection with the Issuance. The Series E Preference Ordinary Shares will be issued pursuant to a prospectus supplement (the “Prospectus Supplement”) to the prospectus (the “Base Prospectus”) filed with the Securities and Exchange Commission (the “Commission”) as part of the Company’s registration Statement on Form S-3 ASR, File No. 333-130036 (the “Registration Statement”) under the

Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder.

There were circulated and described as to their provisions at the Meeting the following documents:

(i)	the Underwriting Agreement;

(ii)	the Replacement Capital Covenant;

(iii)	the preliminary Prospectus Supplement (the “Preliminary Prospectus Supplement”) and Base Prospectus; and

(iv)	the executed Power of Attorney.

The above documents are hereinafter collectively referred to as the “Documents.” The transactions described in and contemplated by the Documents are hereinafter collectively referred to as the “Transactions.”

Mr. Michael Mathisen made a presentation to the Committee regarding management’s recommendations with respect to the issuance and sale of the Series E Preference Ordinary Shares and the entry by the Company into the Transactions.

Following the presentation, the Committee discussed the proposals and the Transactions, including the relevant legal, tax, accounting and regulatory implications thereof.

2. Resolutions

After full and careful consideration of the terms of the Documents and the Transactions as contemplated thereby, the nature and scale of the liabilities and obligations to be undertaken thereunder and of the commercial and financial consequences, direct and indirect, of the execution of the Documents and the consummation of the Transactions as contemplated thereby, in so far as they affect the Company, upon motion duly made and seconded, the following resolutions were unanimously adopted by the Committee, on behalf of the Board of Directors (it being acknowledged that each of Brian M. O’Hara, Michael P. Esposito and Herbert Haag be and hereby is authorized pursuant to these resolutions, the February 23, 2007 resolutions of the Board of Directors and the accompanying Power of Attorney to negotiate, agree to, determine and complete all the terms of the Transactions currently represented by the blanks set out below and approve and make such other changes, amendments or alterations to the terms of the Transactions and the Documents as each of them shall determine in his sole discretion to be necessary, advisable or desirable):

3.1 Transaction and Documents

RESOLVED that the Transactions and the Documents substantially in the forms described or produced at the Meeting be approved and that the Company execute and deliver, to the extent the Company is a party thereto, or approve all such deeds, contracts, agreements, documents, in-

struments and certificates (including, without limitation, the Documents) as any officer of the Company in his or her discretion shall determine or deem necessary, desirable or advisable in connection with the Transactions, the execution and delivery by any such officer of any such contract, agreement, document or certificate being conclusive evidence of such determination; and

RESOLVED that the Transactions, including the issuance of the Series E Preference Ordinary Shares and the execution and delivery of the Replacement Capital Covenant and the Underwriting Agreement, are in the best interest of and to the advantage and benefit of the Company and provide a substantial commercial benefit to it.

3.2 Designation and Offering of Fixed/Floating Rate Preference Ordinary Shares

RESOLVED that (i) a series of 1,000,000 ordinary shares in the capital of the Company be designated as “Fixed/Floating Series E Perpetual Non-Cumulative Preference Ordinary Shares” and (ii) such Series E Preference Ordinary Shares be issued on the terms of and in accordance with the Company’s Memorandum and Articles of Association and the Underwriting Agreement;

3.3 Series E Preference Ordinary Shares

RESOLVED that the Series E Preference Ordinary Shares (i) will have, on the date the Transactions are consummated (the “Closing Date”), an aggregate liquidation preference of US$1,000,000,000 (the “Series E Aggregate Available Liquidation Preference”), and (ii) be non-cumulative preference ordinary shares with a nominal par value of US$0.01 per share; and

FURTHER RESOLVED that the Series E Preference Ordinary Shares have, subject to the Memorandum and Articles of Association of the Company (the “Articles”) and the provisions of, and restrictions contained in, the Companies Law (2004 Revision) and every statutory modification or re-enactment thereof for the time being in force (the “Law”), the following preferences and rights and be subject to the following restrictions.

(a)	Liquidation Preference.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution among shareholders shall be applied first in repaying to the holders of the Series E Preference Ordinary Shares (the “Series E Holders”) an amount equal to US$1,000 per Series E Preference Ordinary Share (inclusive of the nominal amount thereof) plus any declared but unpaid dividends with respect to the then-current Series E Dividend Period to the date fixed for distribution, in preference to the repayment of the nominal amount of and any share premium or other amounts paid on ordinary shares of the Company (the “Ordinary Shares”) or any other shares ranking junior in right of payment to the Series E Preference Ordinary Shares as to dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Company (together with the Ordinary Shares, the “Series E Junior Shares”) to the holders of such Series E Junior Shares, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Series E Dividend Period (as defined below) to the extent not declared and payable in respect of such

Series E Dividend Period. In the event that upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available are insufficient to pay the amount of the liquidating distributions on all outstanding Series E Preference Ordinary Shares as referred to above and the corresponding amounts payable on all other shares ranking pari passu on a pro rata basis with the Series E Preference Ordinary Shares with respect to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Company (including, without limitation, the Series A Preference Ordinary Shares, the Series B Preference Ordinary Shares, if issued, the Class C Preference Ordinary Shares, if issued, and the Class D Preference Ordinary Shares) (“Series E Parity Shares”), then the Series E Holders, and all such Series E Parity Shares shall share on a pro rata basis in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. The Series E Preference Ordinary Shares will not be convertible into, exchangeable for or carry rights or options to purchase, any Ordinary Shares or any other class or series of securities of the Company or any other entity. For purposes of this Section 3.3(a), a consolidation, amalgamation, merger, arrangement or reconstruction involving the Company or the sale or transfer of all or substantially all of the shares or property or business of the Company will not be deemed to constitute a liquidation, dissolution or winding up.

(b)	Dividend Rights.

(i)

During the Series E Fixed Rate Period (as defined below), Series E Holders will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at a fixed annual rate equal to 6.500% of the US$1,000 liquidation preference per share on April 15 and October 15. During the Series E Floating Rate Period (as defined below), Series E Holders will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at a floating annual rate equal to Three-Month LIBOR for the applicable Series E Dividend Period, plus 2.4575% on the liquidation preference of US$1,000 per share.

“Three-Month LIBOR” with respect to any Series E Dividend Period shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the first day of such Series E Dividend Period that appears on Reuters LIBOR01 Page (as defined below) as of 11:00 a.m., London time, on the Determination Date (as defined below). If the Reuters LIBOR01 Page as of 11:00 a.m., London time, does not include the applicable rate or is unavailable on the Determination Date (as defined below), the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representative Amount (as defined below) for a three-month period beginning on the first day of such Series E Dividend Period. If at least two offered quotations are so provided, LIBOR for such Series E Dividend Period will be the arithmetic mean (rounded upward if neces-

sary to the nearest whole multiple of 0.00001%) of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the Determination Date for loans in a Representative Amount to leading European banks for a three-month period beginning on the first day of such Series E Dividend Period. If at least three rates are so provided, LIBOR for such Series E Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of those rates. If fewer than three rates are so provided, then LIBOR for the Series E Dividend Period will be LIBOR in effect with respect to the immediately preceding Series E Dividend Period.

“Business Day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Bermuda, the Cayman Islands, London and New York City.

“Determination Date” with respect to any Series E Dividend Period will be the second London Banking Day preceding the first day of that Series E Dividend Period. London Banking Day is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than US$1,000,000 for a single transaction in the relevant market at the relevant time.

“Reuters LIBOR01 Page” means the display designated on page LIBOR01 on the Reuters Page (or such other page as may replace the LIBOR01 page on the Reuters Page or such other service as may be nominated by the British Bankers Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits).

“Reuters Page” means the display on Reuters Money 3000 Service, or any successor service.

The dividend rates applicable during the Series E Fixed Rate Period and the Series E Floating Rate Period are referred to collectively as the “Series E Dividend Rate.” The rights of the Series E Holders to receive dividends are non-cumulative. Accordingly, to the extent dividends are neither declared nor paid in respect of any Series E Dividend Period in respect of the Series E Preference Ordinary Shares, Series E Holders will have no right to receive dividends in respect of that Series E Dividend Period in respect of the Series E Preference Ordinary Shares and the Company will have no obligation to pay dividends in respect of that Series E Dividend Period in respect of the Series E Preference Ordinary Shares, whether or not dividends are payable in respect of any future Series E Dividend Period in respect of the Series E Preference Ordinary Shares. Subject to

the next sentence, dividends will be payable semi-annually, during the Series E Fixed Rate Period, and quarterly, during the Series E Floating Rate Period, in each case when, as and if declared by the Company’s Board of Directors, in arrears, on April 15 and October 15 (or if such date is not a Business Day, on the Business Day immediately after such date), during the Series E Fixed Rate Period, and on January 15, April 15, July 15, and October 15 (or if such date is not a Business Day, on the Business Day immediately after such date), during the Series E Floating Rate Period, of each year (each such date during the Series E Fixed Rate Period or the Series E Floating Rate Period a “Series E Dividend Payment Date”). The first dividend will represent the period of time from and including the date of original issuance to but excluding October 15, 2007, calculated as described below.

During the Series E Fixed Rate Period, the amount of the dividend that is to be payable to the Series E Holder of each Series E Preference Ordinary Share with respect to each Dividend Period in respect of Series E Preference Ordinary Shares will be calculated as follows: the product, rounded to the nearest cent (half a cent being rounded upwards), of (i) 6.500%, (ii) US$1,000 and (iii) a fraction, (A) the numerator of which will be 180 (or, in the case of a long or partial Series E Dividend Period in respect of Series E Preference Ordinary Shares, the actual number of days elapsed in such Series E Dividend Period), and (B) the denominator of which will be 360.

Each Series E Dividend Period in respect of Series E Preference Ordinary Shares during the Series E Fixed Rate Period will commence on and include each April 15 and October 15 (whether or not a Business Day) and will end on and exclude the first day of the next Series E Dividend Period in respect of Series E Preference Ordinary Shares (whether or not a Business Day); provided, however, that the first Series E Dividend Period will commence on the date of original issuance.

During the Series E Floating Rate Period, the amount of the dividend that is to be payable to the Series E Holder of each Series E Preference Ordinary Share with respect to each Series E Dividend Period in respect of Series E Preference Ordinary Shares will be calculated as follows: the product, rounded to the nearest cent (half a cent being rounded upwards), of (i) three-Month LIBOR for such Dividend Period in respect of Series E Preference Ordinary Shares plus 2.4575%, (ii) US$1,000 and (iii) a fraction, (A) the numerator of which will be the actual number of days in the Series E Dividend Period, and (B) the denominator of which will be 360.

Each Series E Dividend Period in respect of Series E Preference Ordinary Shares during the Series E Floating Rate Period will commence on and include each January 15, April 15, July 15 and October 15 for the preceding period and end on and exclude the first day of the next Series E Dividend Period in respect of Series E Preference Ordinary Shares (whether or not a Business Day).

If declared, dividends will be payable to Series E Holders of record as they appear in the Company’s register of members at the close of business on the applicable record date, which will be one day prior to the Series E Dividend Payment Date as long as all of the Series E Preference Ordinary Shares remain in book-entry form. If all of the Series E Preference Ordinary Shares are not in book-entry form, the record date with respect to the Series E Preference Ordinary Shares will be 15 days prior to the Series E Dividend Payment Date (whether or not such date is a Business Day). Holders will not be entitled to any dividends other than as described above. Dividends on the Series E Preference Ordinary Shares will be non-cumulative, but will be payable only if there are funds legally available for the payment of such dividends and such dividends are declared. No interest or sum of money in lieu of interest will be payable on any dividend payment.

“Series E Dividend Period” shall mean the period from and including a Series E Dividend Payment Date (or the date of the original issuance if there has not been a Series E Dividend Payment Date) to but excluding the immediately succeeding Series E Dividend Payment Date.

“Series E Fixed Rate Period” means the period from and including the Closing Date to but excluding April 15, 2017.

“Series E Floating Rate Period” means the period from and after April 15, 2017.

(ii)

As long as any Series E Preference Ordinary Shares are outstanding, no dividends or other distributions may be declared or paid or set apart for payment on any class or series of Series E Parity Shares for any period unless either (1) full dividends have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on the Series E Preference Ordinary Shares for the then-current Series E Dividend Period or (2) all dividends declared upon the Series E Preference Ordinary Shares and any Series E Parity Shares are declared pro rata so that the amount of dividends declared per share on the Series E Preference Ordinary Shares and any Series E Parity Shares will in all cases bear to each other the same ratio that accrued but unpaid dividends per share on the Series E Preference Ordinary Shares (with respect to the then-current Series E Dividend Period) and such Series E Parity Shares bear to each other.

(iii)

As long as any Series E Preference Ordinary Shares are outstanding (1) no dividends (other than those paid in Ordinary Shares or other shares ranking junior in right of payment to the Series E Preference Ordinary Shares as to dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Company (together with the Ordinary Shares, “Series E Fully Junior Shares”)), may be declared or paid or set apart for payment upon any Series E Junior Shares, (2) no other distribution (other than those paid in Series E Fully Junior Shares) may be declared or paid or set apart for payment upon any Series E Junior Shares and (3) no Series E Junior Shares may be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Ordinary Shares made for purposes of any employee incentive, stock, benefit or any similar plan of the Company or any of its subsidiaries) for any consideration (or any moneys be paid to or made available for a sinking fund or the redemption of any Series E Junior Shares) by the Company (except by conversion into or exchange for Series E Fully Junior Shares), unless, in any such case, full dividends on the Series E Preference Ordinary Shares and any Series E Parity Shares have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, for the then-current Series E Dividend Period.

(c)	Voting Rights.

(i)

Subject to paragraphs (ii) and (iii) below, and unless required by law or court order, the Series E Holders shall not be entitled to receive notice of nor to attend nor to vote at any general meeting of the Company.

(ii)

The Series E Holders shall be entitled to one vote for each Series E Preference Ordinary Share held at any separate general meeting of that class or series (i.e., Preference Ordinary Shares or Series E Preference Ordinary Shares, respectively), subject to the provisions of Article 41 of the Articles. Subject to the applicable provisions of the Articles and the Law, unless the Series E Preference Ordinary Shares have been previously redeemed or called for redemption (and funds necessary for such redemption have been set apart by the Company in trust for the benefit of the Series E Preference Ordinary Shares so called for redemption), the Company may not take any action which would vary the rights attached to the Series E Preference Ordinary Shares and no class or series of shares may be created which ranks senior to the Series E Preference Ordinary Shares as to dividend rights or as to the liquidation, dissolution or winding up of the Company, in each case, without the approval of a special resolution in writing by the Holders of 100% of the Series E Preference Ordinary Shares or the sanction of a special resolution passed by the votes of at least two-thirds of the outstanding Series E Preference Ordinary Shares cast at a separate general meeting of the Series E Holders. At every separate meeting of Series E Holders, the necessary quorum shall be any one or more persons present in person or by proxy holding not less than 50% of the issued shares of that class. Notwithstanding the foregoing and subject to the applicable provisions of the Articles and the Law, Series E Holders are not entitled to vote on any sale of all or substantially all of the assets of the Company, or the issuance of any shares that rank pari passu with the Series E Preference Ordinary Shares as to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Company.

(ii)

If at any time dividends payable on the Series E Preference Ordinary Shares shall not have been paid (whether or not such dividends shall have been declared) in an aggregate amount equivalent to dividends for six or more full quarterly periods, which, during the Series E Fixed Rate Period, shall mean three or more Series E Dividend Periods and, during the Series E Floating Rate Period, shall mean six or more Series E Dividend Periods (in each case, whether or not consecutive), then during such period until all such dividends shall have been paid in full, and only during such period (the “Series E Voting Period”), the Series E Holders voting together with any other series or classes of Preference Ordinary Shares also in not having been paid and having such right shall be entitled by ordinary resolution at a separate meeting of such holders to elect two persons and nominate such elected persons for appointment by the Board of Directors as additional Directors of the Company. In no event shall there be more than two Directors elected by the holders of the Series E Preference Ordinary Shares (whether voting alone as a series or class or with another series or class so in arrears and having such right). The right of the holders of the Series E Preference Ordinary Shares will cease (subject always to the same provision for the vesting of such rights if dividends on the Series E Preference Ordinary Shares are not paid in future periods) upon the earlier to occur of (i) the first date as of which full dividends on the Series E Preference Ordinary Shares have been paid for at least four consecutive quarterly periods, which, during the Series E Fixed Rate Period, shall mean two or more Series E Dividend Periods and, during the Series E Floating Rate Period, shall mean four or more Series E Dividend Periods, and (ii) the redemption of all Series E Preference Ordinary Shares.

(iv)

Any Director who shall have been elected pursuant to paragraph 3.3(c)(iii) above may be removed at any time during a Series E Voting Period, either for or without cause, by, and only by, ordinary resolution of the holders of the outstanding Preference Ordinary Shares of the relevant class or series at a special separate general meeting of such holders called for that purpose. Any vacancy thereby created may be filled during such Series E Voting Period by ordinary resolution of the holders of Preference Ordinary Shares of all relevant series at such a meeting. Any Director elected by holders of Preference Ordinary Shares pursuant to this provision, or by any Director so elected as herein contemplated, who dies, resigns or otherwise ceases to be a Director during a Series E Voting Period shall, except as otherwise provided in the preceding sentence, be replaced by the remaining Director theretofore elected by the holders of Preference Ordinary Shares nominating a replacement for appointment by the Board of Directors; provided that, if no remaining additional Director is then in office, additional Directors will be elected in accordance with the procedures described above. At the end of the Series E Voting Period, the holders of Preference Ordinary Shares of all the relevant series shall be automatically divested of all voting powers vested in them by the provision, but subject always to subsequent vesting of such voting power in the holders of Preference Ordinary Shares in the event of any similar cumulated arrearage in payment of quarterly dividends occurring thereafter. The term of all Directors elected and appointed pursuant to this provision shall in all events expire at the end of the applicable Series E Voting Period and if the size of the Board of Directors was increased for the purpose of the additional Directors, the number of Directors constituting the Board of Directors shall be reduced accordingly. The provisions of the Articles relating to general meetings and the provisions of Article 41 of the Articles shall apply, mutatis mutandis, to every such separate meeting, except that the necessary quorum shall be any one or more persons present in per-

son or by proxy holding not less than fifty percent (50%) of the issued Preference Ordinary Shares of the relevant series.

(d)	Redemption.

The Company shall be entitled to redeem all or any of the Series E Preference Ordinary Shares as follows:

(i)

General. Subject to Section 3.3(j) and paragraphs (ii), (iii), (iv) and (v) below, the Series E Preference Ordinary Shares shall not be redeemable by the Company prior to April 15, 2017. From or after such date, the Company shall be entitled at any time in whole or from time to time in part, upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice to the Series E Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem all or any of the Series E Preference Ordinary Shares pursuant to this paragraph for cash at a redemption price of US$1,000 per share being redeemed (inclusive of the nominal value thereof) plus any declared but unpaid dividends with respect to the then-current Series E Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Series E Dividend Period to the extent not declared and payable in respect of such Series E Dividend Period.

(ii)

Redemption upon the Submission of Certain Shareholder Proposals. At any time prior to April 15, 2017, provided that at such time some or all of the Series E Preference Ordinary Shares are outstanding, if the Company shall have (i) submitted to holders of Ordinary Shares a proposal for an amalgamation, consolidation, merger, arrangement, reconstruction, reincorporation, deregistration or any other similar transaction involving the Company that requires or (ii) submitted any proposal for any other matter that, as a result of any change in Cayman Islands law after the date of the final Prospectus Supplement relating to the issuance and sale of the Series E Preference Ordinary Shares (whether by enactment or official interpretation) requires, in each case, a vote of Series E Holders voting separately as a single class (alone or with one or more class or series of preference ordinary shares, including, without limitation, the Company’s Series A Preference Ordinary Shares, Series B Preference Ordinary Shares, Series C Preference Ordinary Shares and Series D Preference Ordinary Shares), the Company shall be entitled, upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice to the Series E Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem all of the outstanding Series E Preference Ordinary Shares pursuant to this paragraph for cash at a redemption price equal to the Make Whole Amount for the Series E Preference Ordinary Shares described in clause (vi) below, plus any declared but unpaid dividends with respect to the then-current Series E Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior

Series E Dividend Period to the extent not declared and payable in respect of such Series E Dividend Period.

(iii)

Redemption on Tax Event. If (a) there is a “change in tax law” that would require the Company or any successor company to pay any additional amounts with respect to any then issued and outstanding Series E Preference Ordinary Shares and (b) the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor company, the Company shall be entitled at any time thereafter, upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice to the Series E Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem, in whole but not in part, the Series E Preference Ordinary Shares pursuant to this paragraph for cash at a redemption price equal to the Make Whole Amount for the Series E Preference Ordinary Shares described in clause (vi) below, plus any declared but unpaid dividends with respect to the then-current Series E Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Series E Dividend Period to the extent not declared in respect of such Series E Dividend Period.

For the purpose of this provision a “change in tax law” shall be (a) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (b) a change in the official application or interpretation of those laws, regulations or rulings, or (c) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party after the date of the final Prospectus Supplement. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) the Cayman Islands or any political subdivision or governmental authority of or in the Cayman Islands with the power to tax, (b) any jurisdiction from or through which the Company or its paying agent is making payments on the Series E Preference Ordinary Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax, or (c) any other jurisdiction in which the Company or its successor company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

(iv)

Tax Event on Consolidation. If the entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys, transfers or leases substantially all of its properties and assets would be required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any Series E Holder as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease, and the payment of those amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor company, the Company shall be entitled to at any time thereafter, upon not less than thirty

(30) days’ nor more than sixty (60) days’ prior written notice to the Series E Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem, in whole but not in part, the Series E Preference Ordinary Shares outstanding at such time, if any, pursuant to this paragraph for cash at a redemption price equal to the Make Whole Amount for the Series E Preference Ordinary Shares described in clause (vi) below, plus any declared but unpaid dividends with respect to the then-current Series E Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Series E Dividend Period to the extent not declared and payable in respect of such Series E Dividend Period.

(v)

Redemption upon the Occurrence of a Rating Agency Event. At any time prior to April 15, 2017, provided that at such time some or all of the Series E Preference Ordinary Shares are outstanding, if there shall occur a Rating Agency Event in respect of the Series E Preference Ordinary Shares, the Company shall be entitled, upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice to the Series E Holders, in such form and given in such manner as the Directors shall from time to time determine and in accordance with paragraph (e) below, to redeem all of the outstanding Series E Preference Ordinary Shares pursuant to this paragraph for cash at a redemption price equal to the Make Whole Amount for the Series E Preference Ordinary Shares described in clause (vi) below, plus any declared but unpaid dividends with respect to the then-current Series E Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Series E Dividend Period to the extent not declared and payable in respect of such Series E Dividend Period.

For purposes of the preceding paragraph, “Rating Agency Event” means a change by any nationally recognized statistical rating organization within the meaning of Rule 15c3-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that currently publishes a rating for the Company (a “Rating Agency”) to the Company’s equity credit criteria for the Series E Preference Ordinary Shares, as such criteria are in effect on the date of the final Prospectus Supplement (the “Current Criteria”), which change results in (a) the shortening of the length of time for which such current equity credit is scheduled to be in effect with respect to the Series E Preference Ordinary Shares, or (b) a lower equity credit being given to the Series E Preference Ordinary Shares as of the date of such change than the equity credit that would have been assigned to the Series E Preference Ordinary Shares as of the date of such change by such Rating Agency pursuant to its Current Criteria.

(vi)

Make Whole Amount. With respect to the Series E Preference Ordinary Shares, the “Make Whole Amount” will be in US dollars and will be equal to the greater of (i) the aggregate liquidation preference of the Series E Preference Ordinary Shares to be redeemed and (ii) the sum of the present values of the aggregate liq-

uidation preference of the Series E Preference Ordinary Shares to be redeemed and the remaining scheduled payments of dividends on the Series E Preference Ordinary Shares to be redeemed up to but excluding April 15, 2017 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate (as defined below) plus 50 basis points.

For the purposes of the preceding paragraph:

•

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the period from and including the redemption date to but excluding April 15, 2017 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to such period of time. If no United States Treasury security has a maturity which is within a period from three months before to three months after the remaining life, the two most closely corresponding United States Treasury securities, as selected by the Reference Treasury Dealer, shall be used as the Comparable Treasury Issue, and the adjusted Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month, using such securities.

•

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such distribution date, as set forth in the H.15 Daily Update published on such Business Day, or (ii) if such release (or any successor release) is not published or does not contain prices on such Business Day, the Reference Treasury Dealer Quotation actually obtained by the calculation agent for such redemption date.

•	“H.15 (519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

•	“H.15 Daily Update” means the daily update of H.15 (519) available through the world wide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

•	“Reference Treasury Dealer” means a nationally recognized investment bank that is a primary U.S. government securities dealer in New York City selected by the Company.

•

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and redemption date, the average, as determined by the calculation agent, of the bid and asked prices for the Comparable Treasury Issue

(expressed in each case as a percentage of its principal amount) quoted in writing to the calculation agent by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

•

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

(e)	Notices of Redemption.

Notice of any redemption at the option of the Company described herein will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each Series E Holder of record of Series E Preference Ordinary Shares to be redeemed at the address shown in the register of members of the Company; provided that, if the Series E Preference Ordinary Shares are then held in book-entry form through The Depository Trust Company (“DTC”), the Company may give notice to the Series E Holders in any manner permitted by DTC. Each notice will state as appropriate: (1) the redemption date; (2) the number of Series E Preference Ordinary Shares to be redeemed; (3) the redemption price; (4) the place or places where certificates for Series E Preference Ordinary Shares are to be surrendered for payment of the redemption price if any such certificates are outstanding; and (5) where applicable, that dividends on the Series E Preference Ordinary Shares to be redeemed will cease to accrue on such redemption date. If fewer than all Series E Preference Ordinary Shares are to be redeemed, the notice provided to each such Series E Holder will also specify the number of Series E Preference Ordinary Shares to be redeemed from such Series E Holder. The notice shall contain (i) the name and address of the relevant bank or trust company to be used for purposes of redemption (if any) and (ii) a statement as to the deposit or intent to deposit the redemption funds in such trust account.

(f)	Directors Determine Shares Redeemed.

If fewer than all of the Series E Preference Ordinary Shares are to be redeemed at the option of the Company, the number of shares to be redeemed will be determined by the Directors in their absolute discretion and such Series E Preference Ordinary Shares may be redeemed pro rata from the Series E Holders of record in proportion to the number of Series E Preference Ordinary Shares held by such Series E Holders (with adjustments to avoid redemption of fractional shares), or by lot.

(g)	Dividends Cease.

If notice of redemption of any Series E Preference Ordinary Shares has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the Series E Holders of such Series E Preference Ordinary Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series E Preference Ordinary Shares being redeemed, the Series E Preference Ordinary Shares so redeemed will no longer be deemed to be outstanding and all rights of the Series E Holders of such Series E Preference Ordinary Shares will terminate, except the right to receive the redemption price.

(h)	Dividends Payable to Record Date.

If a redemption date falls after a dividend record date with respect to which a dividend has been declared and prior to the corresponding Series E Dividend Payment Date, the Series E Holders at the close of business on the dividend record date will be entitled to receive the dividend payable with respect to such Series E Preference Ordinary Shares on the corresponding Series E Dividend Payment Date notwithstanding the redemption thereof between the dividend record date and the corresponding Series E Dividend Payment Date or a default in the payment of the dividend due on such Series E Dividend Payment Date.

(i)	Dividends Paid.

Unless full dividends on the Series E Preference Ordinary Shares and all Series E Parity Shares for the then-current Series E Dividend Period shall have been declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all such dividends on or prior to the date of a redemption, purchase or other acquisition, no Series E Preference Ordinary Shares or Series E Parity Shares may be redeemed, purchased or otherwise acquired by the Company unless all outstanding Series E Preference Ordinary Shares and any Series E Parity Shares are redeemed; provided that the Company may acquire fewer than all of the outstanding Series E Preference Ordinary Shares or any Series E Parity Shares pursuant to a purchase or exchange offer made on the same terms to Series E Holders of all outstanding Series E Preference Ordinary Shares and Series E Parity Shares as determined in good faith by the Board of Directors of the Company.

(j)	Right to Purchase Series E Preference Ordinary Shares.

Subject to (1) the terms of the Replacement Capital Covenant described in the final Prospectus Supplement relating to the Series E Preference Ordinary Shares, (2) certain limitations contained in the Company’s Articles, (3) the special rights granted to any of the Company’s issued and outstanding shares, (4) applicable law and (5) the Company’s requirement pursuant to paragraph 3.3(i) to make a purchase or exchange offering on the same terms to Series E Holders of all outstanding Series E Preference Ordinary Shares and Series E Parity Shares, the Company may, at any time and from time to time, purchase outstanding Series E Preference Ordinary Shares. Any such purchase made by the Company may be made in the open market, by tender to all Series E Holders, by private agreement or otherwise as the Directors see fit. Any Series E Preference Ordinary Shares purchased by the Company for its own account (other than in the ordinary course of business of dealing in securities) will be cancelled by the Company and will no longer be issued and outstanding.

(k)	Redemption Proceeds.

The Series E Preference Ordinary Shares may be purchased or redeemed by the Company either out of profits or from the proceeds of a new issue of shares made for the purpose of the redemption or purchase out of capital or the share premium account.

(l)	Cancellation of Share Certificates.

Payment of the redemption amount shall only be effected upon surrender to the Company for cancellation of any share certificate in respect of the Series E Preference Ordinary Shares (to the extent such certificates are outstanding) to be redeemed and shall be made as promptly as practicable. If any certificate so surrendered includes Series E Preference Ordinary Shares not being redeemed, a new certificate for the remaining Series E Preference Ordinary Shares shall be issued to the Series E Holder in accordance with the Articles without charge to such Series E Holder.

(m)	Redemption Process.

The Directors may make such further regulations concerning the administerial process of redemption as they shall from time to time deem necessary so long as the rights of the Series E Holders are not varied.

(n)	Rights Not Varied.

The rights conferred upon the Series E Holders of the Series E Preference Ordinary Shares shall not be deemed to be varied by the creation or issue of any Series E Parity Shares, Series E Junior Shares or Series E Fully Junior Shares.

(o)	Payments of Additional Amounts.

All payments on the Series E Preference Ordinary Shares shall be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, assessments or other governmental charges imposed by any jurisdiction, political subdivision or taxing authority described in paragraph 3.3(d)(iii) of these Resolutions, unless the deduction or withholding of such taxes, assessments or other governmental charges is required by law, regulations or rulings or the application or official interpretation of such law, regulations or rulings. In that event, the Company shall pay, or cause to be paid, additional amounts to the registered Series E Holders as additional dividends to make up for any deduction or withholding for any present or future taxes, assessments or other governmental charges imposed by any jurisdiction, political subdivision or taxing authority described in paragraph 3.3(d)(iii) of these Resolutions in respect of any amounts that the Company or a successor company must pay with respect to the Series E Preference Ordinary Shares, so that the net amounts paid to the Series E Holders, after that deduction or withholding, shall equal the respective amounts that would have been receivable by such Series E Holders had no such withholding or deduction been required. For the avoidance of doubt, all references to payments on the Series E Preference Ordinary Shares, including without limitation, payments of liquidation amounts, redemptions prices and divi-

dends, shall be deemed to include the payment of any such additional dividends in respect of additional amounts. However, the Company shall not be obligated to pay additional amounts to any Series E Holder that:

(i)

resides in or is a citizen of the jurisdiction, political subdivision or taxing authority imposing the taxes, assessments or other governmental charges that would otherwise trigger the Company’s obligation to pay additional amounts; or

(ii)

is a fiduciary, partnership, limited liability company or other pass-through entity if, and to the extent that, the payment of additional amounts would be required by a jurisdiction, political subdivision or taxing authority described in paragraph 3.3(d)(iii) of these Resolutions to be included in the income for tax purposes of a beneficiary or settlor with respect to that fiduciary or a member of that partnership, limited liability company or other pass-through entity who would not have been entitled to any additional amounts had that beneficiary, settlor or member held those Series E Preference Ordinary Shares directly.

(p)	No Payment of Additional Amounts.

In addition, the Company shall not be obligated to pay any additional amounts to a Series E Holder on account of:

(i)

any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between the Series E Holder and the taxing jurisdiction or political subdivision, or any Series E Preference Ordinary Share presented for payment more than thirty (30) days after the relevant date, which means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the depositary on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payments to Series E Holders, and notice to that effect shall have been duly given to the Series E Holders;

(ii) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

(iii)

any tax, assessment or other governmental charge that is payable other than by withholding or deduction from payment of the liquidation preference of or any dividends on the Series E Preference Ordinary Shares;

(iv)

any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Series E Holder or the beneficial owner of the Series E Preference Ordinary Shares to promptly comply with a request by the Company to (a) provide information, documents, certifications or other evidence concerning the nationality, residence or identity of the Series E Holder or beneficial owner of such Series E Preference Ordinary Shares or (b) make and deliver any declaration or other similar claim, other than a claim for refund of a tax, assessment or other governmental charge withheld by the Company, or satisfy any information or reporting requirements, which, in the case of clause (a) or (b) of this subparagraph, is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of that tax, assessment or other governmental charge; or

(v) any combination of the items identified by the subparagraphs above.

(q)	No Preemptive Rights.

The Series E Preference Ordinary Shares shall not be entitled to the benefits of any sinking fund. No Series E Holder, solely by reason of being a Series E Holder, has or will have any preemptive right to subscribe for any additional issue of the Company’s shares of any class or series or to any security convertible into or carrying rights or options to purchase any such shares.

(r)	Ranking.

Any class or series of shares of the Company shall be deemed to rank (1) senior to the Series E Preference Ordinary Shares and the Series E Parity Shares, as to the payment of dividends and as to any voluntary or involuntary return of assets on liquidation, dissolution or winding up of the Company, if holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up, as the case may be, of the Company in preference or priority to the Series E Holders and the holders of the Series E Parity Shares, (2) pari passu with the Series E Preference Ordinary Shares and the Series E Parity Shares as to the payment of dividends and as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof shall be different from those of the Series E Preference Ordinary Shares or the Series E Parity Shares, if holders of such class or series, the Series E Preference Ordinary Shares and the Series E Parity Shares shall be entitled to the receipt of dividends and of amounts distributable upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of the Company in proportion to their respective amounts of accrued but unpaid dividends per share or liquidation preferences, without preference or priority of one over the other or (3) junior to the Series E Preference Ordinary Shares and the Series E Parity Shares, as to the payment of dividends or as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of the Company, if such class or series is ordinary shares or other shares ranking junior in right of payment to the Series E Preference Ordinary Shares and the Series E Parity Shares as to dividends or as to the distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up on the basis set out above of the Company. The Series E Preference Ordinary Shares will therefore rank pari passu on the basis set out above with the Company’s Series A Preference Ordinary Shares, the Series B Preference Ordinary Shares and, if issued, the Series C Preference Ordinary Shares, if issued, the Series D Preference Ordinary Shares, including as to the payment dividends and as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of the Company.

3.4	Election of Directors

(a)

RESOLVED that, in the event that the Series E Holders may, voting together with any other Series E Parity Shares as necessary, select two persons and nominate such elected persons for appointment by the Board of Directors as additional Directors of the Company pursuant to paragraph 3.3(c)(iii) of these Resolutions during a Series E Voting Period, the Board of Directors hereby, pursuant to Article 52 of the Articles, increase the number of persons consisting of the Board of Directors by two persons (subject to the limit in the number of Directors stated in Article 52) and hereby appoint, pursuant to Article 82 of the Articles, such persons elected and nominated by the holders of preference ordinary shares as additional Directors of the Company. Such additional Directors shall be apportioned among the classes of Directors in accordance with Article 81(a) of the Articles. Such appointment is conditional upon and subject to the following:

		(i)	The term of office of each such Director shall in all events automatically expire at the end of the applicable voting period; and

(ii)

Prior to the appointment of each such elected person as a Director becoming effective, each such person shall provide to the Company notice in writing that he resigns from the office of Director, in the form attached to these Resolutions, which form is hereby approved, such notice to only be effective upon the earliest of: (i) the expiration of the applicable voting period during which such Director was appointed or (ii) the passing of an ordinary resolution by the holders of the relevant series of outstanding preference ordinary shares for the removal of such Director (in accordance with paragraph 3.3(c)(iv) of these Resolutions).

(b)

RESOLVED that, in the event that it is necessary for any Director elected and nominated by the Series E Holders to be removed from office in accordance with the provisions of paragraph 3.3(c)(iv) of these Resolutions, the Board of Directors shall put a special resolution to the Company at the immediately following Annual General Meeting of the Company for the removal of such Director or Directors pursuant to Article 81(b) of the Articles.

(c)

RESOLVED that, in the event that to give effect to the rights granted to the Series E Holders by the provisions of paragraph 3.3(c)(iii) of these Resolutions it is necessary to increase the limit in the number of Directors specified in Article 52 of the Articles, the Directors shall put an ordinary resolution to the Company at the next Annual General Meeting of the Company to increase the limit in the number of Directors.

3.5	Approval of Transaction and Share Offering

(a)

RESOLVED that the Company be, and it hereby is, authorized to issue and sell the Series E Aggregate Available Liquidation Preference of Series E Preference Ordinary Shares, par value US$0.01 per share, in accordance with the terms and conditions of the Underwriting Agreement. All determinations in respect of the Series E Preference Ordinary Shares made by any officer or director of the Company, including, without limitation, approval of the form of share certificates, are hereby ratified and confirmed.

	(b)	RESOLVED that the Company is, and it hereby is, authorized to make any periodic payments required under the Documents.

(c)

RESOLVED that any officer or director of the Company be, and each of them individually hereby is, authorised and directed in the name and on behalf of the Company to agree (in his or their absolute discretion and including any variations to the forms and terms thereof) to the terms and conditions of and (where appropriate) to execute under hand, under seal or as a deed and deliver, in the name and on behalf of the Company, the documents relating to the Series E Preference Ordinary Shares and the Transactions (including, without limitation, the Documents) and any and all other documents, instruments and certificates considered in the absolute discretion of such director or officer necessary, desirable or advisable to complete the Transactions described at the Meeting, execution thereof by any officer or Director of the Company being conclusive evidence of his or their and the Company’s agreement to the final terms and conditions of such Documents or any other documents.

	(d)	RESOLVED that the Company is hereby authorized to appoint Mellon Investor Services LLC to serve as Transfer Agent, Paying Agent and Registrar with respect to the Series E Preference Ordinary Shares.

3.6	Approval of General Enabling Resolutions

(a)

RESOLVED that any officer or Director of the Company be, and each of them individually hereby is, authorized and directed in the name and on behalf of the Company, to (i) take or cause to be taken any and all such further actions (including, without limitation, execution and delivery of such deeds, contracts, agreements, instruments, documents and certificates as each of them shall deem in his or her absolute discretion necessary, advisable or desirable, such execution and delivery being conclusive evidence of it being so deemed) and to cause the Company to prepare, execute and deliver and where necessary or appropriate, file or cause to be filed with the appropriate governmental authorities, all such other instruments and documents, including, but not limited to, all certificates, contracts, bonds, agreements, documents, instruments, receipts or other papers, (ii) incur and pay or cause to be paid all fees and expenses, and (iii) engage such persons as they shall in their judgment determine to be necessary or appropriate to carry out fully the intent and purposes of the foregoing resolutions and each of the transactions contemplated thereby.

(b)

RESOLVED that any person dealing with any officer or Director of the Company in connection with any of the foregoing matters shall be conclusively entitled to rely upon the authority of such officer or Director and by his execution of any document, agreement, instrument or certificate, the same shall be a valid and binding obligation of the Company enforceable in accordance with its terms.

(c)

RESOLVED that all actions previously taken by any officer or Director of the Company in connection with the actions contemplated by the foregoing resolutions be, and each hereby is, adopted, ratified, confirmed and approved in all respects.